Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of PetroQuest Energy, Inc. for the registration of $350 million of debt securities, common stock, preferred stock, depositary shares, warrants, purchase contracts, units and guarantees of the non-convertible debt securities and to the incorporation by reference therein of our reports dated March 11, 2013, with respect to the consolidated financial statements of PetroQuest Energy, Inc., and the effectiveness of internal control over financial reporting of PetroQuest Energy, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New Orleans, Louisiana

August 15, 2013